SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 9 TO SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HEALTHCARE PROPERTIES, L.P.
                           ---------------------------
                                (NAME OF ISSUER)


                                DEPOSITARY UNITS
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             DAVID R. BRICKMAN, ESQ.
                              CAPITAL REALTY GROUP
                         14160 DALLAS PARKWAY, SUITE 300
                               DALLAS, TEXAS 75240
                                 (972) 770-5600
--------------------------------------------------------------------------------
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                NOVEMBER 3, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

                                       Page 1 of 10 sequentially numbered pages.
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CUSIP No. NONE                       13D                      Page 2 of 10 Pages
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1    NAME OF REPORTING PERSON: CAPITAL SENIOR LIVING COMMUNITIES, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NOT GIVEN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See instructions): NOT APPLICABLE


5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE


      NUMBER OF             7       SOLE VOTING POWER:
        SHARES
     BENEFICIALLY           8       SHARED VOTING POWER:  -0-
       OWNED BY
         EACH               9       SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH           10       SHARED DISPOSITIVE POWER:  -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     instructions)                                                           [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-


14   TYPE OF REPORTING PERSON (See instructions): PN




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CUSIP No. NONE                       13D                      Page 3 of 10 Pages
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1    NAME OF REPORTING PERSON: JEFFREY L. BECK
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NOT GIVEN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See instructions): NOT APPLICABLE


5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION: USA


      NUMBER OF             7       SOLE VOTING POWER:
        SHARES
     BENEFICIALLY           8       SHARED VOTING POWER:  -0-
       OWNED BY
         EACH               9       SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH           10       SHARED DISPOSITIVE POWER:  -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     instructions)                                                           [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-


14   TYPE OF REPORTING PERSON (See instructions): IN


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CUSIP No. NONE                       13D                      Page 4 of 10 Pages
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1    NAME OF REPORTING PERSON: JAMES A. STROUD
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NOT GIVEN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See instructions): NOT APPLICABLE


5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION: USA


      NUMBER OF             7       SOLE VOTING POWER:
        SHARES
     BENEFICIALLY           8       SHARED VOTING POWER:  -0-
       OWNED BY
         EACH               9       SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH           10       SHARED DISPOSITIVE POWER:  -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     instructions)                                                           [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-


14   TYPE OF REPORTING PERSON (See instructions): IN




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CUSIP No. NONE                       13D                      Page 5 of 10 Pages
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ITEM 1. SECURITY AND ISSUER.

     (a)  Title of the class of equity securities:

          Depositary Units (the "Units")

     (b)  Name and address of the principal executive office of the issuer:

          Healthcare Properties, L.P. (the "Issuer")
          14160 Dallas Parkway, Suite 300
          Dallas, Texas 75240

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Capital Senior Living Communities, L.P., a Delaware limited partnership ("Senior Living"), Jeffrey L. Beck ("Mr. Beck") and James A. Stroud ("Mr. Stroud") (Senior Living, Mr. Beck and Mr. Stroud are referred to herein collectively as the "Registrants").

     Senior Living. Senior Living owns and operates properties primarily in the health care industry. Retirement Living Communities, L.P. ("RLC"), an Indiana limited partnership, is the sole general partner of Senior Living. Capital Retirement Group, Inc., a Texas corporation ("Retirement"), is the sole general partner of RLC.

     Mr. Beck. Mr. Beck is a director and the Chief Executive Officer and Assistant Secretary of each of Capital Realty Group Senior Housing, Inc., a Texas corporation and the general partner of the Issuer ("Senior Housing") and Retirement and a shareholder or ultimate beneficial owner of both Senior Housing and Retirement. Mr. Beck also serves as an executive officer and director of certain affiliates of Senior Housing and Retirement engaged in the healthcare and real estate industries. Mr. Beck owns limited partnership interests in Senior Living and RLC.

     Mr. Stroud. Mr. Stroud is a director and the Chief Operating Officer and Secretary of each of Senior Housing and Retirement and an ultimate beneficial owner of both Senior Housing and Retirement. Mr. Stroud also serves as an executive officer and director of certain affiliates of Senior Housing and Retirement engaged in the health care and real estate industries. Mr. Stroud owns limited partnership interests in Senior Living and RLC.

     Each of Mr. Beck and Mr. Stroud is a citizen of the United States of America. The business address of each of the Registrants is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

     Information as to the names, residences or business addresses, present principal occupation or employment, and citizenship of the executive officers and directors of each of Senior Housing and Retirement is set forth in Appendix I, which is incorporated herein by reference.


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CUSIP No. NONE                       13D                      Page 6 of 10 Pages
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     During the last five years, none of the Registrants and none of the persons named in Appendix I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors and except that Mr. Stroud pleaded guilty to driving under the influence charges in August 1992, in Dallas County Criminal Court and in June 1994, in Dallas County District Court, receiving
probation,   minor  fines  and  community  service,  education  and  after  care obligations) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     As of November 3, 1997 Senior Living has sold 2,335,742 Units of the Issuer, representing all Units of the Issuer owned by Senior Living for $15,636,749.00

ITEM 4. PURPOSE OF TRANSACTION.

     Senior Living has sold all of the Units of the Issuer owned by Senior Living. This sale was made pursuant to that certain Asset Purchase Agreement, entered into as of July 8, 1997, between Senior Living and an affiliated company.

     The Registrants have no current definitive plans, arrangement, or understanding to seek to cause the Issuer to be merged, reorganized, or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current management, capitalization, distribution policy, business, structure, partnership agreement or to cause the Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Senior Living has sold and no longer owns any Units of the Issuer.

     Each of Senior Living, Mr. Beck and Mr. Stroud disclaims beneficial ownership of the Units previously owned by the other. The filing of this statement shall not be construed as an admission that any of the Registrants is the beneficial owner of Units with respect to which beneficial ownership is disclaimed. Each Registrant disclaims the existence of a "group" with any person as contemplated by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein, there are no other contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to Units of the Issuer.


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CUSIP No. NONE                       13D                      Page 7 of 10 Pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Joint Filing Agreement

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CUSIP No. NONE                       13D                      Page 8 of 10 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 1997             CAPITAL SENIOR LIVING COMMUNITIES, L.P.
                                   a Delaware limited partnership

                                   By: Retirement Living Communities, L.P., an Indiana limited partnership its sole general partner

                                   By:      Capital Retirement Group, Inc.,
                                            a Texas corporation,
                                            its sole general partner



                                   By:       /s/ Jeffrey L. Beck
                                             -----------------------------------
                                             Jeffrey L. Beck,
                                             Chief Executive Officer


Date: November 3, 1997             /s/ Jeffrey L. Beck
                                   ---------------------------------------------
                                   Jeffrey L. Beck


Date: November 3, 1997             /s/ James A. Stroud
                                   ---------------------------------------------
                                   James A. Stroud

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CUSIP No. NONE                       13D                      Page 9 of 10 Pages
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                                   APPENDIX I

        EXECUTIVE OFFICERS AND DIRECTORS OF SENIOR HOUSING AND RETIREMENT



     Name and Business or
      Residence Address                      Positions and Principal Occupation
---------------------------              ---------------------------------------

Jeffrey L. Beck                          Director, Chief Executive Officer and
                                         Assistant Secretary of Senior Housing
                                         and Retirement

James A. Stroud                          Director, Chief Operating Officer and
                                         Secretary of Senior Housing and
                                         Retirement

Keith N. Johannessen                     President of Senior Housing and
                                         Retirement

David R. Brickman                        Vice President of Senior Housing and
                                         Retirement

Rob L. Goodpaster                        National Director of Marketing of
                                         Senior Housing and Retirement

Robert F. Hollister                      Controller of Senior Housing and
                                         Retirement

Each of the persons listed above is a citizen of the United States and, unless otherwise noted, has a business address of 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

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CUSIP No. NONE                       13D                     Page 10 of 10 Pages
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                                    EXHIBIT A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the depositary units of Healthcare Properties, L.P., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.

Date: November 3, 1997             CAPITAL SENIOR LIVING COMMUNITIES, L.P.
                                   a Delaware limited partnership

                                   By: Retirement Living Communities, L.P., an Indiana limited partnership its sole general partner

                                   By:      Capital Retirement Group, Inc.,
                                            a Texas corporation,
                                            its sole general partner



                                             By:  /s/ Jeffrey L. Beck
                                                  ------------------------------
                                                  Jeffrey L. Beck,
                                                  Chief Executive Officer


Date: November 3, 1997                       /s/ Jeffrey L. Beck
                                             -----------------------------------
                                             Jeffrey L. Beck


Date: November 3, 1997                       /s/ James A. Stroud
                                             -----------------------------------
                                             James A. Stroud

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